Stoecklein Law Group, LLP.

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

February 7, 2012

Ms. Loan Lauren P. Nguyen
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Sport Tech Enterprises, Inc.
File No. 333-175306

Ms. Nguyen:

Please accept this correspondence as confirmation of our request for the S-1 Registration Statement of Sport Tech Enterprises, Inc., SEC File No. 333-175306, to become effective at 10:00AM on February 10, 2012.

Sincerely,

/s/ Donald J. Stoecklein
Donald J. Stoecklein, Esq.